CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE
------------------------------------------------------------------------------

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

  Quarterly Review - Second-Quarter of year 2001 - for the six months ended
                                  June 30, 2001

                        Canadian National Railway Company
                    ----------------------------------------

(Translation of registrant's name into English)


      935 de La Gauchetiere Street West, Montreal, Quebec, Canada H3B 2M9
        --------------------------------------------------------------

                   (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports cover Form 20-F or Form 40-F]


                         Form 20-F ____ Form 40-F ___X__




[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]


                               Yes _____ No __X__



     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____]

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            Canadian National Railway Company
                                            ---------------------------------
                                            (Registrant)


                                    /s/     Sean Finn
                                            Senior Vice-President, Chief Legal
                                            Officer and Corporate Secretary





August 14, 2001

                                                 Quarterly Review
                                                 Second quarter 2001










                                            They said
















                        Canadian National Railway Company

[CN Logo]

                                                        FOR IMMEDIATE RELEASE

                                         Stock symbols: TSE : CNR / NYSE: CNI



                                                                    www.cn.ca




Canadian National's second-quarter 2001 net income rises four per cent to $240 million, excluding non-recurring items

First-half 2001 net income increases four per cent to $442 million, excluding one-time items in 2001 and 2000


MONTREAL, July 23, 2001 - Canadian National today reported second-quarter 2001 net income of $240 million, excluding non-recurring items. For the comparable quarter of 2000, net income was $230 million.

Excluding non-recurring items, diluted earnings per share for the quarter ended June 30, 2001, were $1.21, a five per cent increase over diluted earnings per share of $1.15 for the same period of 2000. CN recorded three non-recurring items in second-quarter 2001:

              A $62-million after-tax charge (31 cents per share) to operations to recognize the costs of a workforce adjustment program that will continue into 2002. A total of 690 positions are affected - about three per cent of the system-wide workforce - as a result of CN's continuing drive to improve productivity. To date, about 50 per cent of the job reductions have already been completed. The charge includes severance and other payments for affected employees;

              A $71-million after-tax charge (35 cents per share) to write down CN's net investment in 360networks Inc.;

              A $110-million deferred income tax recovery (55 cents per share) resulting from the enactment of lower corporate tax rates in Canada.

Including non-recurring items, net income for second-quarter 2001 was $217 million, or $1.10 per diluted share.

Operating income for the most recent quarter, excluding the workforce adjustment charge, rose six per cent to $444 million, while CN's operating ratio, excluding this charge, improved by half a point to 68.1 per cent. Carloadings increased one per cent to 947 thousand.

Revenues increased by four per cent to $1,392 million. Operating expenses, excluding the workforce adjustment charge, rose by less than four per cent to $948 million.

CN President and Chief Executive Officer Paul M. Tellier said: "The fundamental structure of CN's business remains strong, and I am satisfied with the company's revenue and earnings performance this quarter in the face of continuing high fuel costs and weakness in automotive production. Five of CN's seven business units recorded revenue gains during the period, with particular strength in our metals and minerals, grain and fertilizers, intermodal, and forest products business units.

"I realize CN's workforce adjustment program may concern employees. However, our company operates in a highly-competitive environment and it must strive continually to improve productivity for the benefit of our customers and shareholders. The job reductions, the majority of which are non-union, result from the streamlining of administrative functions, more efficient management of scheduled freight operations and other productivity improvements across the network."

360networks' court filings for protection from creditors in Canada and the United States last month prompted CN to write down its net investment in 360networks during the second quarter. CN's deferred income tax recovery flowed from lower corporate tax rates recently enacted by the Government of Canada.

The four per cent rise in CN's revenues in the most recent quarter reflected revenue gains in metals and minerals (13 per cent); grain and fertilizers (10 per cent); intermodal (nine per cent); forest products (seven per cent); and coal (one per cent). Revenues declined for automotive (9 per cent) and petroleum and chemicals (one per cent).

Excluding the workforce adjustment charge, operating expenses increased during the second quarter mainly because of higher costs for fuel and material, partially offset by lower expenses for operating taxes and purchased services.

Net income for the first half of 2001 was $442 million, excluding the non-recurring second-quarter items and a first-quarter $73-million after-tax gain (36 cents per share) from the sale of CN's 50 per cent interest in the Detroit River Tunnel Company. Including these items, net income was $492 million.

For the comparable period of 2000, net income was $426 million, excluding a $58-million after-tax gain (28 cents per share) related to CN's investment in 360networks. Including it, net income was $484 million.

Diluted earnings per share for the first six months of 2001 were $2.24, excluding non-recurring items. Including them, diluted earnings per share were $2.49.

First-half 2000 diluted earnings per share were $2.11, excluding the one-time gain of 28 cents per share related to CN's investment in 360networks. Including it, diluted earnings per share were $2.39.

Operating income for the first six months of 2001, excluding the workforce adjustment charge, rose four per cent to $829 million, while CN's operating ratio, excluding this charge, improved slightly to 70.3 per cent from 70.4 per cent in 2000. Carloadings were flat at 1,899 thousand.

First-half 2001 revenue increased by three per cent to $2,790 million. Revenue increased at six business units: intermodal (11 per cent); metals and minerals (eight per cent); grain and fertilizers (five per cent); petroleum and chemicals (two per cent); forest products (two per cent), and coal (one per cent). Automotive revenue declined by 12 per cent.

Operating expenses, excluding the workforce adjustment charge, increased three per cent in the first half of 2001 to $1,961 million.

The financial results in this press release are reported in Canadian dollars and were determined on the basis of United States generally accepted accounting principles (U.S. GAAP).

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, Jackson, Miss., with connections to all points in North America.


                                    - 30 -


Contacts:

Media                                                     Investment Community
Mark Hallman                                              Robert Noorigian
System Director                                           Vice-President
Media Relations                                           Investor Relations
(416) 217-6390                                            (514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
------------------------------------------------------------------------------
(In millions, except per share data)

                                                                           Three months ended              Six months ended
                                                                                  June 30                        June 30
                                                                         --------------------------     --------------------------

                                                                                2001         2000             2001          2000
------------------------------------------------------------------- ---- ------------- ------------ --- ------------ -------------
                                                                                               (Unaudited)
Revenues                                                                      $1,392       $1,333           $2,790        $2,705
------------------------------------------------------------------- ---- ------------- ------------ --- ------------ -------------
------------------------------------------------------------------- ---- ------------- ------------ --- ------------ -------------

Operating expenses excluding special charge                                      948          915            1,961         1,905

Special charge (Note 3)                                                           98            -               98             -
------------------------------------------------------------------- ---- ------------- ------------ --- ------------ -------------
Total operating expenses                                                      1,046           915            2,059         1,905

Operating income                                                                 346          418              731           800

Interest expense                                                                 (78)         (78)            (158)         (154)

Other income (loss) (Note 4)                                                     (90)          20               22           109
------------------------------------------------------------------- ---- ------------- ------------ --- ------------ -------------

Income before income taxes                                                       178          360              595          755

Income tax recovery (expense)  (Note 7)                                           39         (130)            (103)         (271)
------------------------------------------------------------------- ---- ------------- ------------ --- ------------ -------------

Net income                                                                     $ 217       $ 230             $ 492         $ 484
------------------------------------------------------------------- ---- ------------- ------------ --- ------------ -------------

Earnings per share (Note 8)

   Basic earnings per share                                                $             $                $            $
                                                                                1.13         1.18             2.57          2.45

   Diluted earnings per share                                              $             $                  $ 2.49     $
                                                                                1.10         1.15                           2.39

Weighted average number of shares

   Basic                                                                       192.0        195.3            191.7         197.7

   Diluted                                                                     200.9        203.2            200.4         205.2
------------------------------------------------------------------- ---- ------------- ------------ --- ------------ -------------
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)
------------------------------------------------------------------------------
(In millions)

                                                         Three months ended June 30                  Six months ended June 30
                                                    -------------------------------------      -------------------------------------
                                                                                Variance                                   Variance
                                                           2001       2000    Fav                   2001          2000  Fav (Unfav)
                                                                                 (Unfav)
--------------------------------------------------- ------------ ------------ ----------- ---- ----------- ------------ ------------
                                                                                      (Unaudited)
Revenues

Petroleum and chemicals                                $            $               (1%)          $           $                 2%
                                                            212          215                          443          434
Metals and minerals                                         117          104        13%               214          199          8%
Forest products                                             269          252         7%               514          502          2%
Coal                                                         88           87         1%               173          172          1%
Grain and fertilizers                                       275          250        10%               596          566          5%
Intermodal                                                  244          223         9%               481          432         11%
Automotive                                                  139          153        (9%)              266          301        (12%)
Other items                                                  48           49        (2%)              103           99          4%
--------------------------------------------------- ------------ ------------                  ----------- ------------
                                                          1,392        1,333         4%             2,790        2,705          3%

Operating expenses

Labor and fringe benefits                                   370          362        (2%)              748          753          1%
Purchased services                                          132          134         1%               265          274          3%
Depreciation and amortization                               131          129        (2%)              263          261         (1%)
Fuel                                                        121          104       (16%)              264          213        (24%)
Equipment rents                                              75           70        (7%)              151          140         (8%)
Material                                                     51           42       (21%)              114          104        (10%)
Operating taxes                                              37           43        14%                81           84          4%
Casualty and other                                           31           31          -                75           76          1%
Special charge (Note 3)                                      98            -      (100%)               98            -       (100%)
--------------------------------------------------- ------------ ------------                  ----------- ------------
                                                          1,046          915       (14%)            2,059        1,905         (8%)
--------------------------------------------------- ------------ ------------                  ----------- ------------

Operating income                                          $ 346        $ 418       (17%)            $ 731      $
                                                                                                           800                 (9%)
--------------------------------------------------- ------------ ------------ ----------- ---- ----------- ------------ ------------

Operating ratio (excluding special charge)                68.1%        68.6%        0.5                          70.4%
                                                                                                    70.3%                      0.1
--------------------------------------------------- ------------ ------------ ----------- ---- ----------- ------------ ------------
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
-----------------------------------------------------------------------------
(In millions)

                                                                                           June 30      December 31         June 30
                                                                                              2001             2000            2000
----------------------------------------------------------------------------------- --------------- ---------------- ---------------
                                                                                        (Unaudited)                     (Unaudited)
Assets

Current assets:
     Cash and cash equivalents                                                                   $            $  15               $
                                                                                                30                               73
     Accounts receivable (Note 5)                                                              662              726             841
     Material and supplies                                                                     136              110             148
     Deferred income taxes (Note 7)                                                            140              114             132
     Other                                                                                     142              143             179
----------------------------------------------------------------------------------- --------------- ---------------- ---------------
                                                                                             1,110            1,108            1,373

Properties                                                                                  15,880           15,638          14,997
Other assets and deferred charges                                                              382              568             549
----------------------------------------------------------------------------------- --------------- ---------------- ---------------

Total assets                                                                              $ 17,372         $ 17,314        $ 16,919
----------------------------------------------------------------------------------- --------------- ---------------- ---------------

Liabilities and shareholders' equity

Current liabilities:
     Accounts payable and accrued charges                                                  $ 1,272          $ 1,389         $ 1,308
     Current portion of long-term debt                                                         281              434             372
     Other                                                                                      82               82              78
----------------------------------------------------------------------------------- --------------- ---------------- ---------------
                                                                                             1,635            1,905
                                                                                                                          1,758

Deferred income taxes (Note 7)                                                               3,404            3,375           3,276
Other liabilities and deferred credits                                                       1,159            1,205           1,270
Long-term debt                                                                               3,873            3,886           3,951
Convertible preferred securities                                                               348              345             341

Shareholders' equity:
     Common shares (Note 5)                                                                  4,402            4,349           4,399
     Accumulated other comprehensive income                                                     36                              131
                                                                                                           151
     Retained earnings                                                                       2,515            2,098           1,793
----------------------------------------------------------------------------------- --------------- ---------------- ---------------
                                                                                             6,953            6,598           6,323
----------------------------------------------------------------------------------- --------------- ---------------- ---------------

Total liabilities and shareholders' equity                                                $ 17,372         $ 17,314        $ 16,919
----------------------------------------------------------------------------------- --------------- ---------------- ---------------
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (U.S. GAAP)
------------------------------------------------------------------------------
(In millions)

                                                                       Three months ended                  Six months ended
                                                                            June 30                            June 30
                                                                 -------------------------------    -------------------------------
                                                                                                    --------------- ----------------

                                                                           2001            2000              2001             2000
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
                                                              -- --------------- ---------------------------------- ----------------
                                                                                                (Unaudited)


Common shares (1)

Balance, beginning of period                                           $ 4,385         $ 4,482            $ 4,349          $ 4,597

  Stock options exercised and employee share plans                          17              10                 53               16

  Share repurchase program                                                   -             (93)                 -             (214)

------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
Balance, end of period                                                 $ 4,402         $ 4,399            $ 4,402          $ 4,399
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------

Accumulated other comprehensive income (loss)

Balance, beginning of period                                             $  97           $  (5)            $  151           $  (6)

Other comprehensive income (loss):

  Unrealized foreign exchange gain (loss) on translation of
   U.S. dollar denominated long-term debt designated as a
   hedge of the net investment in U.S. subsidiaries                        123             (56)               (29)             (59)

  Unrealized foreign exchange gain (loss) on translation of
   the net investment in U.S. subsidiaries                                (196)             73                 51               78

  Unrealized holding gain (loss) on investment in
   360networks Inc. (Note 4)                                                22             171               (129)             171

  Unrealized holding gain (loss) on fuel derivative
   instruments  (Note 6)                                                     2               -                 (5)               -

------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------

  Other comprehensive income (loss) before income taxes                    (49)            188               (112)             190

  Income tax expense on other comprehensive income (loss)
   items (Note 7)                                                          (12)            (52)                (3)            (53)
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------

Other comprehensive income (loss)                                          (61)            136               (115)             137

------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
Balance, end of period                                                   $  36          $  131              $  36           $  131
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------

Retained earnings

Balance, beginning of period                                            $2,335          $1,676             $2,098           $1,531

  Net income                                                               217             230                492              484

  Share repurchase program                                                   -             (78)                 -            (152)

  Dividends                                                                (37)            (35)               (75)            (70)

------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
Balance, end of period                                                 $ 2,515          $1,793            $ 2,515           $1,793
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
-----------------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

(1) The Company issued 0.5 million and 1.6 million shares for the three and six months ended June 30, 2001, respectively, as a result of stock options exercised. At June 30, 2001, the Company had 192.2 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
------------------------------------------------------------------------------
(In millions)

                                                                     Three months ended                    Six months ended
                                                                          June 30                              June 30
                                                              ---------------------------------     -------------------------------

                                                                     2001                2000              2001              2000
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------
                                                                                               (Unaudited)
Operating activities

Net income                                                          $ 217               $ 230             $ 492             $ 484
Non-cash items in income:
     Depreciation and amortization                                    132                 129               266               264
     Deferred income taxes (Note 7)                                   (70)                 82                17               174
     Gain on sale of investments (Note 4)                               -                   -              (101)              (84)
     Write-down of investment (Note 4)                                 99                   -                99                 -
     Special charge (Note 3)                                           98                   -                98                 -
Changes in:
     Accounts receivable (Note 5)                                      51                 (86)               51               (37)
     Material and supplies                                             (1)                 (6)              (26)              (32)
     Accounts payable and accrued charges                              56                  11              (107)              (41)
     Other net current assets and liabilities                          (6)                  2                (3)              (71)
Payments for workforce reductions                                     (40)                (42)              (89)             (103)
Other                                                                 (49)                  3              (105)               20
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------
Cash provided from operating activities                               487                 323               592               574
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------

Investing activities

Net additions to properties                                          (269)               (232)             (398)             (369)
Net proceeds (costs) from disposal of properties                      (17)                 (5)              (23)                6
Other                                                                   5                   -               112                 -
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------
Cash used by investing activities                                    (281)               (237)             (309)             (363)
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------

Dividends paid to shareholders                                        (37)                (35)              (75)              (70)

Financing activities

Issuance of long-term debt                                            236                 282               504               282
Reduction of long-term debt                                          (430)               (260)             (742)             (301)
Issuance of common shares                                              15                   6                45                10
Repurchase of common shares (Note 5)                                    -                (186)                -              (364)
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------
Cash used by financing activities                                    (179)               (158)             (193)             (373)
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------

Net increase (decrease) in cash and cash equivalents                  (10)               (107)               15              (232)

Cash and cash equivalents, beginning of period                         40                 180                15               305
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------

Cash and cash equivalents, end of period                                $                $ 73                 $                 $
                                                                       30                                    30                73
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
------------------------------------------------------------------------------


Note 1 - Basis of presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with U.S. generally accepted accounting principles (U.S.GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company's financial position as at June 30, 2001, December 31 and June 30, 2000, its results of operations and cash flows for the three and six months ended June 30, 2001 and 2000.

While management believes that the disclosures presented are adequate to make the information not misleading, these consolidated financial statements and notes should be read in conjunction with the Company's Annual Consolidated Financial Statements.

Note 2 - Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and Wisconsin Central Transportation Corporation (WC) entered into a merger agreement (the Merger), providing for the acquisition of all of the shares of WC by the Company for a purchase price of approximately $1,200 million (U.S.$800 million or U.S.$17.15 per share) payable in cash. The acquisition will be financed by debt and cash on hand.

The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. In accordance with the terms of the Merger, the Company's obligation to consummate the Merger is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the Merger or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the Merger to the Company.

On April 9, 2001, the Company and WC filed a common control application with the STB seeking regulatory approval of the proposed Merger. On May 9, 2001, the STB ruled that the proposed Merger would be treated as a "minor" transaction for regulatory review purposes. The STB has established a schedule anticipating a final agency decision by September 7, 2001, if no environmental assessment is required and if there is no oral argument.

If the acquisition is completed, the Company will account for the acquisition of WC using the purchase method of accounting. Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire the WC shares based on the relative fair values of the assets and liabilities of WC. The results of operations of the Company will reflect the effects of the acquisition following the consummation of the Merger.

Note 3 - Special charge

The Company recorded a charge of $98 million, $62 million after tax, in the second quarter of 2001 for the reduction of 690 positions by the end of 2002. The charge includes severance and other payments to be made to affected employees.

Note 4 - Other income (loss)

In June 2001, the Company recorded a charge of $99 million, $71 million after tax, to write down its net investment in 360networks Inc. In March 2000, the Company had recorded a gain of $84 million, $58 million after tax, related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

Prior to the write-down, the Company accounted for its investment in 360networks Inc. in accordance with the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The shares held were classified as "available-for-sale securities" whereby the investment was carried at market value on the balance sheet as part of Other assets and deferred charges. The change in the value of the investment was recorded in Other comprehensive income as an unrealized holding gain (loss). As a result of the write-down, the Company eliminated all marked-to-market adjustments related to its investment in 360networks Inc., previously recorded in Other comprehensive income.

In the first quarter of 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) and recorded a gain of $101 million, $73 million after tax. The DRT is a 1.6-mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.


Note 5 - Financing activities

On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At June 30, 2001, the Company had not repurchased any common shares under the share repurchase program.

In 1998, the Company entered into a five-year revolving agreement to sell eligible freight trade receivables up to a maximum of $250 million of receivables outstanding at any point in time. At June 30, 2001, pursuant to the agreement, $147 million and U.S.$40 million (Cdn$62 million) had been sold on a limited recourse basis compared to $147 million and U.S.$40 million (Cdn$61 million) at December 31, 2000.

Note 6 - Derivative instruments

On January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities". At June 30, 2001, a portion of the Company's fuel requirements is being hedged using derivative instruments which are being carried at market value on the balance sheet. The effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. Since the Company's derivative instruments have been highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel, these pronouncements have not had a material impact on the statement of income. At June 30, 2001, Accumulated other comprehensive income included an unrealized loss of $5 million, of which $4 million relates to derivative transactions that will mature within the next twelve months.

Note 7 - Income taxes

In June 2001, the Company recorded a reduction of $78 million to its net deferred income tax liability resulting from the enactment of lower corporate tax rates in Canada. As a result, for the current quarter and six-month period ended June 30, 2001, a deferred income tax recovery of $110 million was recorded in the Consolidated statement of income and a deferred income tax expense of $32 million was recorded in Other comprehensive income.

Note 8 - Net income and earnings per share

Net income for 2001 and 2000 include items of a non-recurring nature as outlined in the following table:

                                                                           Three months ended           Six months ended
                                                                                June 30                     June 30
                                                                       --------------------------- ---------------------------
                                                                       ------------- ------------- ------------- -------------

                                                                            2001          2000          2001          2000
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
---------------------------------------------------------------------- -- ----------------------------------------------------
(In millions)                                                                                 (Unaudited)
Income before income taxes, excluding non-recurring items                    $ 375         $ 360         $ 691         $ 671
Income tax expense                                                            (135)         (130)         (249)         (245)
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
---------------------------------------------------------------------- ------------- ------------- ------------- -------------

Net income, excluding non-recurring items                                      240           230           442           426

Non-recurring items, net of tax:
    Special charge for workforce reductions                                                    -                           -
                                                                            (62)                        (62)
    Write-down of net investment in 360networks Inc.                                           -                           -
                                                                            (71)                        (71)
    Deferred income tax recovery                                               110             -           110             -
    Gain on sale of Detroit River Tunnel Company                                 -             -            73             -
    Gain on 360networks Inc. transaction                                         -             -             -            58
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
                                                                                               -            50            58
                                                                            (23)

Net income                                                                   $ 217         $ 230         $ 492         $ 484
---------------------------------------------------------------------- ------------- ------------- ------------- -------------

The following table provides a reconciliation between basic and diluted earnings per share:

                                                                          Three months ended           Six months ended
                                                                                June 30                     June 30
                                                                       --------------------------- ---------------------------
                                                                       ------------- ------------- ------------- -------------

                                                                            2001          2000          2001          2000
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
---------------------------------------------------------------------- -------------------------------------------------------
(In millions, except per share data)                                                        (Unaudited)
Net income                                                                   $ 217         $ 230         $ 492         $ 484
Income impact on assumed conversion of preferred securities                      3             3             6             6
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
                                                                             $ 220         $ 233         $ 498         $ 490

Weighted-average shares outstanding                                          192.0         195.3         191.7         197.7
Effect of dilutive securities and stock options                                8.9           7.9           8.7           7.5
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
Weighted-average diluted shares outstanding                                  200.9         203.2         200.4         205.2

Basic earnings per share                                                    $ 1.13        $ 1.18        $ 2.57        $ 2.45
Diluted earnings per share                                                  $ 1.10        $ 1.15        $ 2.49        $ 2.39
---------------------------------------------------------------------- ------------- ------------- ------------- -------------

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)
-----------------------------------------------------------------------------

                                                                             Three months ended               Six months ended
                                                                                  June 30                          June 30
                                                                         ---------------------------      --------------------------

                                                                                 2001          2000              2001         2000
------------------------------------------------------------------- ---- ------------- ------------- ---- ------------- ------------
                                                                                                 (Unaudited)
Rail operations

Freight revenues ($ millions)                                                   1,344         1,284             2,687        2,606
Gross ton miles (millions)                                                     73,077        70,693           147,455      144,298
Revenue ton miles (RTM) (millions)                                             38,104        36,537            77,358       75,122
Route miles (includes Canada and the U.S.)                                     15,479        15,649            15,479       15,649
Operating expenses per RTM (cents) *                                             2.49          2.50              2.53         2.54
Freight revenue per RTM (cents)                                                  3.53          3.51              3.47         3.47
Carloads (thousands)                                                              947           939             1,899        1,891
Freight revenue per carload ($)                                                 1,419         1,367             1,415        1,378
Diesel fuel consumed (Liters in millions)                                         328           315               682          659
Average fuel price ($/Liter)                                                     0.36          0.32              0.37         0.31
Revenue ton miles per liter of fuel consumed                                      116           116               113          114
Gross ton miles per liter of fuel consumed                                        223           224               216          219
Diesel fuel consumed (U.S. gallons in millions)                                    87            83               180          174
Average fuel price ($/U.S. gallon)                                               1.30          1.19              1.36         1.18
Revenue ton miles per U.S. gallon of fuel consumed                                438           440               430          432
Gross ton miles per U.S. gallon of fuel consumed                                  840           852               819          829
Locomotive bad order ratio (%)                                                    6.4           6.0               6.6          6.3
Freight car bad order ratio (%)                                                   5.4           4.6               5.9          5.2

------------------------------------------------------------------- ---- ------------- ------------- ---- ------------- ------------

Productivity

Operating ratio (%)*                                                             68.1          68.6              70.3         70.4
Freight revenue per route mile ($ thousands)                                       87            82               174          167
Revenue ton miles per route mile (thousands)                                    2,462         2,335             4,998        4,800
Freight revenue per average number of employees ($ thousands)                      60            57               122          117
Revenue ton miles per average number of employees (thousands)                   1,694         1,616             3,509        3,387

------------------------------------------------------------------- ---- ------------- ------------- ---- ------------- ------------

Employees

Number at end of period                                                        22,817        22,987            22,817       22,987
Average number during period                                                   22,499        22,603            22,047       22,180
Labor and fringe benefits expense per RTM (cents)                                0.97          0.99              0.97         1.00
Injury frequency rate per 200,000 person hours                                    4.0           5.8               4.3          6.1
Accident rate per million train miles                                             2.0           2.8               1.8          2.6

------------------------------------------------------------------- ---- ------------- ------------- ---- ------------- ------------

Financial

Debt to total capitalization ratio (% at end of period)                          39.3          42.5               39.3        42.5
Return on assets (% at end of period)                                             1.5           1.6                3.4         3.4

------------------------------------------------------------------- ---- ------------- ------------- ---- ------------- ------------
*   2001 figures exclude special charge

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)
------------------------------------------------------------------------------

                                                         Three months ended June 30                 Six months ended June 30
                                                    --------------------------------------     ------------------------------------
                                                                                 Variance                                 Variance
                                                           2001         2000  Fav (Unfav)            2001         2000  Fav (Unfav)
--------------------------------------------------- ------------ ------------ ------------ --- ----------- ------------ ------------
                                                                                      (Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals                                   5,745        6,027         (5%)          12,118       12,237        (1%)
Metals and minerals                                       2,736        2,614          5%            5,094        4,837
                                                                                                                               5%
Forest products                                           7,521        7,344          2%           14,506       14,519          -
Coal                                                      4,058        4,007          1%            7,994        8,254        (3%)
Grain and fertilizers                                    10,492        9,413         11%            22,951      21,416         7%
Intermodal                                                6,773        6,264                        13,205      12,144         9%
                                                                                      8%
Automotive                                                  779          868        (10%)            1,490       1,715       (13%)
                                                                                                                        -----------
--------------------------------------------------- ------------ ------------ ------------ --- ----------- ------------
                                                         38,104       36,537          4%           77,358       75,122         3%

Freight revenue / RTM (cents)

Petroleum and chemicals                                    3.69         3.57          3%             3.66         3.55         3%
Metals and minerals                                        4.28         3.98          8%             4.20         4.11         2%
Forest products                                            3.58         3.43          4%             3.54         3.46         2%
Coal                                                       2.17         2.17           -             2.16         2.08         4%
Grain and fertilizers                                      2.62         2.66         (2%)            2.60         2.64
                                                                                                                              (2%)
Intermodal                                                 3.60         3.56          1%             3.64         3.56         2%
Automotive                                                17.84        17.63          1%            17.85        17.55         2%
Total                                                      3.53         3.51          1%             3.47         3.47          -
--------------------------------------------------- ------------ ------------ ------------ --- ----------- ------------ -----------

Carloads (thousands)

Petroleum and chemicals                                     123          126         (2%)             257          254         1%
Metals and minerals                                          67           70         (4%)             126          133        (5%)
Forest products                                             124          123          1%              243          246        (1%)
Coal                                                        128          127          1%              266          262
                                                                                                                               2%
Grain and fertilizers                                       144          128         13%              298          277         8%
Intermodal                                                  282          278          1%              555          544         2%
Automotive                                                   79           87         (9%)             154          175       (12%)
--------------------------------------------------- ------------ ------------ ------------ --- ----------- ------------ -----------
                                                            947          939          1%            1,899        1,891          -

Freight revenue / carload (dollars)

Petroleum and chemicals                                   1,724        1,706          1%            1,724        1,709         1%
Metals and minerals                                       1,746        1,486         17%            1,698        1,496
                                                                                                                              14%
Forest products                                           2,169        2,049          6%            2,115        2,041
                                                                                                                               4%
Coal                                                        688          685           -              650          656        (1%)
Grain and fertilizers                                     1,910        1,953         (2%)           2,000        2,043
                                                                                                                              (2%)
Intermodal                                                  865          802          8%              867          794
                                                                                                                               9%
Automotive                                                1,759        1,759                        1,727        1,720          -
                                                                                       -
Total                                                     1,419        1,367                        1,415        1,378
                                                                                      4%                                       3%
--------------------------------------------------- ------------ ------------ ------------ --- ----------- ------------ -----------

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)
------------------------------------------------------------------------------

Management's discussion and analysis relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation and Illinois Central Corporation. As used herein, the word "Company" means, as the context requires, CN and its subsidiaries. CN's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company also prepares consolidated financial statements in accordance with Canadian GAAP, which are included in this document. The Canadian GAAP financial statements are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, foreign exchange, stock-based compensation, derivative instruments, and convertible preferred securities.

FINANCIAL RESULTS

Second quarter and first six months of 2001 compared with corresponding periods in 2000
---------------------------------------------------------------------------

The Company recorded consolidated net income of $217 million ($1.13 per basic share or $1.10 per diluted share) for the quarter ended June 30, 2001 compared to consolidated net income of $230 million ($1.18 per basic share or $1.15 per diluted share) in the second quarter of 2000. The consolidated net income for the six months ended June 30, 2001 was $492 million ($2.57 per basic share or $2.49 per diluted share) compared to $484 million ($2.45 per basic share or $2.39 per diluted share) in the same period of 2000.

Operating income was $346 million for the three months ended June 30, 2001 compared to $418 million in the second quarter of 2000. For the first half of the year, operating income was $731 million compared to $800 million in the same period of 2000.

The Company's results for both 2001 and 2000 include items of a non-recurring nature. In the second quarter of 2001, the Company recorded a special charge for workforce reductions of $98 million, $62 million after tax ($0.32 per basic share or $0.31 per diluted share), a charge to write down its net investment in 360networks Inc. of $99 million, $71 million after tax ($0.37 per basic share or $0.35 per diluted share), and a $110 million deferred income tax recovery ($0.57 per basic share or $0.55 per diluted share) resulting from the enactment of lower corporate tax rates in Canada. In the first quarter of 2001, the Company recorded a gain of $101 million, $73 million after tax ($0.38 per basic share or $0.36 per diluted share) related to the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT). In the first quarter of 2000, the Company recorded a gain of $84 million, $58 million after tax ($0.29 per basic share or $0.28 per diluted share) related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

Excluding the effects of the items discussed above, consolidated net income for the second quarter was $240 million ($1.25 per basic share or $1.21 per diluted share) compared to $230 million ($1.18 per basic share or $1.15 per diluted share) for the comparable 2000 period, an increase of $10 million ($0.07 per basic share or $0.06 per diluted share). Consolidated net income, excluding non-recurring items, for the six months ended June 30, 2001 was $442 million ($2.31 per basic share or $2.24 per diluted share), compared to $426 million ($2.16 per basic share or $2.11 per diluted share) for the same 2000 period, an increase of $16 million ($0.15 per basic share or $0.13 per diluted share).

Operating income, excluding the special charge, was $444 million for the three months ended June 30, 2001 compared to $418 million in the same period of 2000, an increase of $26 million, or 6%. The operating ratio, excluding the special charge, improved to 68.1% in the current quarter from 68.6% in the second quarter of 2000, a half-point betterment. Excluding the special charge, operating income for the six-month period ended June 30, 2001 increased by $29 million, or 4%, to $829 million. The six-month operating ratio, excluding the special charge, improved slightly to 70.3% in 2001 from 70.4% in 2000.

Revenues

Revenues for the second quarter ended June 30, 2001 totaled $1,392 million compared to $1,333 million in the comparable 2000 period, an increase of $59 million, or 4%. Revenues for the six months ended June 30, 2001 were $2,790 million, an increase of $85 million, or 3%, from the same period last year. The increase in the quarter was mainly due to higher revenues in grain and fertilizers, intermodal and forest products and the impact of the weaker Canadian dollar on U.S. dollar denominated revenues. Partially offsetting these increases were lower automotive revenues.

Revenue ton miles increased by 4% in the quarter and by 3% in the six-month period when compared to the same periods last year. Revenue per revenue ton mile increased by 1% for the current quarter and remained unchanged for the six-month period, when compared to the same periods in 2000.

Petroleum and chemicals: Revenues decreased by $3 million, or 1%, for the quarter and increased by $9 million, or 2%, for the first six months when compared to the same periods last year. In the second quarter, weak sulfur demand and softening market conditions for chemical products more than offset strong shipments of petroleum products and gains from a weaker Canadian dollar. First half revenue growth was driven by strong demand for petroleum products due to higher natural gas prices, increased salt traffic due to colder weather conditions, and the effect of the weaker Canadian dollar. These increases were partially offset by a decline in sulfur traffic due to weak international market conditions. The 3% increase in revenue per revenue ton mile for both the quarter and the first six months, was mainly attributable to the weaker Canadian dollar and a decrease in the average length of haul.


Metals and minerals: Revenues increased by $13 million, or 13%, for the quarter and $15 million, or 8%, for the first six months, when compared to the same 2000 periods. Growth during the second quarter and the first half of the year was driven by strong Canadian aluminum exports to the U.S., in line with weaker U.S. production, and market share gains in steel, ores and concentrates. Significant weakness in the steel markets continued to partially offset overall growth. The revenue per revenue ton mile increase of 8% in the quarter and 2% in the first half was mainly due to a shift in traffic mix as well as the effect of the weaker Canadian dollar.

Forest products: Revenues increased by $17 million, or 7%, for the quarter and $12 million, or 2%, for the first six months, when compared to the corresponding periods in 2000. Growth in the second quarter was driven by lumber and panels traffic due to strong commodity prices and low inventory levels, and new plant production in the panels segment. First half growth reflects strong demand and new production in the panels segment, and the effect of the weaker Canadian dollar. The increase in revenue per revenue ton mile of 4% for the quarter and 2% for the first half was mainly due to the weaker Canadian dollar.

Coal: Revenues increased by $1 million, or 1%, for both the quarter and the first six months when compared to 2000. Strong demand for thermal coal in the second quarter and the first half of 2001 was mostly offset by reduced Canadian export coal traffic due to the closure of some CN-served mines in 2000. The revenue per revenue ton mile was flat in the quarter but increased by 4% for the six-month period reflecting a shift to shorter haul traffic.

Grain and fertilizers: Revenues increased by $25 million, or 10%, for the quarter and $30 million, or 5%, for the first six months, when compared to the respective periods in 2000. The second quarter increase was driven by significantly higher wheat shipments to the U.S and Eastern Canada, strong canola exports through Vancouver and increased soybean and corn exports through the Gulf of Mexico. Growth in the first six months was mainly driven by higher exports of canola and soybeans, increased shipments of wheat to the U.S. and Eastern Canada and the weaker Canadian dollar. Partially offsetting these gains were lower fertilizer shipments due to decreased U.S. demand. The 2% decrease in revenue per revenue ton mile in the quarter and the first half was mainly due to a decline in grain rates in Canada.

Intermodal: Revenues for the quarter and first six months increased by $21 million, or 9%, and $49 million, or 11%, respectively, when compared to 2000. Both domestic and international traffic experienced strong growth in the second quarter and in the first six months. Market share gains from new service offerings continued to drive domestic traffic. Strong growth in international traffic was mainly due to market share gains and continued strength in container trade. Revenue per revenue ton mile increased by 1% in the second quarter and 2% year-to-date, due to rate increases and the effect of the weaker Canadian dollar, partially offset by a shift to longer haul traffic.

Automotive: Revenues for the quarter and six-month period ended June 30, 2001, decreased by $14 million, or 9%, and $35 million, or 12%, respectively, from the same periods in 2000. Weakness in North American vehicle sales led to temporary plant shutdowns and impacted shipments of both vehicles and parts in the current quarter and first half of 2001. One-time gains last year also contributed to the year over year decline. The increase in revenue per revenue ton mile of 1% in the second quarter and 2% for the first half, was mainly due to the impact of the weaker Canadian dollar partially offset by an increase in the average length of haul.

Operating expenses

In the second quarter of 2001, total operating expenses amounted to $1,046 million compared to $915 million in the same 2000 quarter. Operating expenses for the first half of 2001 were $2,059 million compared to $1,905 million in the same period of 2000. Increases in the second quarter and first six months of 2001 were mainly due to the special charge, higher costs for fuel and material, partially offset by lower expenses in operating taxes and purchased services. Excluding the special charge for workforce reductions of $98 million, total operating expenses for the second quarter were $948 million, an increase of $33 million, or 4%, from the comparable quarter in 2000. Operating expenses, excluding the special charge, for the first half of 2001, amounted to $1,961 million, an increase of $56 million, or 3%, from the comparable period in 2000.

Labor and fringe benefits: Labor and fringe benefit expenses in 2001 increased by $8 million, or 2%, for the second quarter and decreased by $5 million, or 1%, for the first half when compared to the same 2000 periods. The increase in the quarter was mainly attributable to higher wages and the impact of the weaker Canadian dollar on U.S. denominated expenses, partially offset by lower pension related expenses. The decrease in the first half of the year was mainly due to lower pension related expenses, partially offset by higher wages and the impact of the weaker Canadian dollar on U.S. denominated expenses.

Purchased services: The costs of purchased services decreased by $2 million, or 1%, for the quarter and $9 million, or 3%, for the six-month period ended June 30, 2001 when compared to the corresponding periods of 2000. Decreases in the quarter and first six months of 2001 were mainly due to one-time consulting and professional fees related to a proposed combination in 2000, partially offset by higher utility and equipment repair expenses.

Depreciation and amortization: Depreciation and amortization expense for the quarter and six months ended June 30, 2001, increased by $2 million, or 2%, and $2 million, or 1%, respectively, from the comparable 2000 periods. Increased depreciation expense related to capital additions was mostly offset by the effects of revised depreciation rates for certain assets.

Fuel: The increase in the current quarter of $17 million, or 16%, and $51 million, or 24%, in the six months ended June 30, 2001, was primarily due to an increase in the average fuel price and increased traffic volumes.

Equipment rents: These expenses increased by $5 million, or 7%, in the current quarter and $11 million, or 8%, for the first half of the year, when compared to the same periods in 2000. The increase was attributable to lower lease and offline car hire income and higher long-term lease expenses, partly offset by lower private car mileage payments.

Material: For the quarter and six months ended June 30, 2001, material costs increased by $9 million, or 21%, and $10 million, or 10%, respectively, from the comparable periods in 2000, mainly as a result of increased locomotive and car maintenance.

Operating taxes: Operating taxes decreased by $6 million, or 14%, during the second quarter of 2001 and $3 million, or 4%, during the six-month period ended June 30, 2001 when compared to the corresponding periods in 2000, mainly due to provincial sales tax recoveries in 2001, partially offset by higher provincial capital taxes.

Casualty and other: These expenses remained unchanged in the current quarter and decreased by $1 million, or 1%, for the first six months of 2001, when compared to the corresponding 2000 periods. Lower costs for casualty and legal claims were mostly offset by higher expenses for environmental matters and various one-time recoveries in 2000.

Other

Interest expense: Interest costs for the current quarter remained unchanged at $78 million from the comparable quarter and increased by $4 million in the first six months of 2001 versus the equivalent 2000 period. The increase was mainly due to the impact of the weaker Canadian dollar on the Company's interest payments on U.S. dollar denominated long-term debt.

Other income: The Company recorded a loss of $90 million for the three months ended June 30, 2001 compared to income of $20 million for the second quarter of 2000. Other income for the six months ended June 30, 2001 was $22 million compared to $109 million in the same 2000 period. Included in the second quarter of 2001 is a charge of $99 million to write down the Company's net investment in 360networks Inc., which was prompted by 360networks Inc.'s court filings for protection from creditors. The results for the six-month period ended June 30, 2001 included a one-time gain of $101 million related to the sale of the Company's 50 per cent interest in DRT. The comparative six-month period in 2000 included an $84 million gain related to the 360networks Inc. transaction.

Income tax expense: The Company recorded an income tax recovery of $39 million for the current quarter and an income tax expense of $130 million for the corresponding period in 2000. Income tax expense was $103 million for the six months ended June 30, 2001 and $271 million for the comparable 2000 period. The decrease in the quarter and six-month period is mainly due to a $110 million deferred income tax recovery recorded in June 2001, resulting from the enactment of lower corporate tax rates in Canada. Excluding non-recurring items, the effective tax rate for both the quarter and six-month period ended June 30, 2001 was 36.0%. The effective tax rate for the quarter and six months ended June 30, 2000 was 36.1% and 36.5%, respectively, excluding the non-recurring item in the first quarter of 2000.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities: Cash provided from operating activities was $487 million and $592 million for the three and six-month period ended June 30, 2001, respectively, compared to $323 million and $574 million for the same 2000 periods. Net income, excluding non-cash items, generated cash of $476 million for the current quarter and $871 million for the six months ended June 30, 2001, compared to $441 million and $838 million in the corresponding 2000 periods. A portion of the cash generated in the first six months of 2001 and 2000, was consumed by an increase in working capital in addition to payments with respect to workforce reductions of $89 million and $103 million, respectively. The provision for workforce reductions amounted to $522 million as at June 30, 2001.

Investing activities: Cash used by investing activities in the current quarter and first six months of 2001 amounted to $281 million and $309 million, respectively, compared to $237 million and $363 million for the comparable periods in 2000. Proceeds from the sale of DRT amounted to $112 million for the six months ended June 30, 2001. Capital expenditures amounted to $269 million and $398 million in the three and six months ended June 30, 2001, respectively, an increase of $37 million and $29 million from the same 2000 periods. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

Dividends: The Company paid a quarterly dividend to its shareholders at the rate of $0.195 per share amounting to $37 million for the current quarter and $75 million for the first six months of 2001. For the comparable 2000 periods, the Company paid $35 million and $70 million, respectively, to its shareholders at a rate of $0.175 per share.

Financing activities: Cash used by financing activities totaled $179 million for the second quarter and $193 million for the six months ended June 30, 2001 compared to $158 million and $373 million in the same periods of 2000. In the three and six months ended June 30, 2000, $186 million and $364 million, respectively, was used to repurchase common shares as part of the share repurchase program.
ACQUISITION OF WISCONSIN CENTRAL TRANSPORTATION CORPORATION

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and Wisconsin Central Transportation Corporation (WC) entered into a merger agreement (the Merger), providing for the acquisition of all of the shares of WC by the Company for a purchase price of approximately $1,200 million (U.S.$800 million or U.S.$17.15 per share) payable in cash. The acquisition will be financed by debt and cash on hand.

The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. In accordance with the terms of the Merger, the Company's obligation to consummate the Merger is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the Merger or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the Merger to the Company.

On April 9, 2001, the Company and WC filed a common control application with the STB seeking regulatory approval of the proposed Merger. On May 9, 2001, the STB ruled that the proposed Merger would be treated as a "minor" transaction for regulatory review purposes. The STB has established a schedule anticipating a final agency decision by September 7, 2001, if no environmental assessment is required and if there is no oral argument.

If approved by the STB, the Merger will involve the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that the Company and WC will be able to coordinate their businesses without encountering operational difficulties or experiencing the loss of key CN or WC employees or customers, or that there will be realization of rail services and other efficiencies that are expected to be derived from the Merger.

If the acquisition is completed, the Company will account for the acquisition of WC using the purchase method of accounting. Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire the WC shares based on the relative fair values of the assets and liabilities of WC. The results of operations of the Company will reflect the effects of the acquisition following the consummation of the Merger.

SHARE REPURCHASE PROGRAM

On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At June 30, 2001, the Company had not repurchased any common shares under the share repurchase program.

BUSINESS RISKS

Certain information included in this report may be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the U.S.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in Eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

In recent years, there has been significant consolidation of rail systems in the U.S. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environment

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air, discharges into waters, the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials, decommissioning of underground and aboveground storage tanks, and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations, real estate ownership, operation or control and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railway operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred in the next several years for environmental matters, its ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, no assurance can be given that the Company will not incur material environmental liabilities in the future.

As at June 30, 2001, the Company had aggregate accruals for environmental costs of $86 million ($85 million at December 31, 2000). The Company has not included any reduction in costs for anticipated recovery from insurance. Legal actions

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to contractual obligations, personal injuries, damage to property and environmental matters. The Company maintains provisions for such items, which it considers to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2001 cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Labor negotiations

Labor agreements with all Canadian unions expired on December 31, 2000. By July 2001, the Company had achieved ratified settlements with four of the labor organizations representing 9,200 of the Company's approximately 14,350 Canadian unionized employees: the Brotherhood of Maintenance of Way Employees, the Canadian National Railway Police Association, the International Brotherhood of Electrical Workers and the Canadian Auto Workers. These agreements are for a three-year period effective until December 31, 2003.

The Company reached an agreement with the Canadian Council of Railway Operating Unions (approximately 4,900 employees) on May 13, 2001. This agreement is subject to ratification, with the results to be known by mid-August 2001. The Company and the Rail Canada Traffic Controllers (RCTC) (approximately 250 employees) had applied for and have now been released from conciliation. However, the RCTC cannot take any strike action until the Canada Industrial Relations Board has rendered a decision as to whether commuter and selected passenger services are considered essential activities as defined by the Canada Labour Code. A decision is expected by mid-September 2001 and until such time, the status quo prevails.

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. For several years now, Grand Trunk Western (GTW), Duluth Winnipeg and Pacific (DWP), ICRR and CCP Holdings, Inc.
(CCP) have bargained on a local basis rather than holding national, industry wide negotiations. Local negotiations result in settlements that better address both the employees' concerns and preferences and the railways' actual operating environment. There are risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention, making an extended work stoppage more likely. The Company's management believes the potential mutual benefits of local bargaining outweigh the risks.

As of July 2001, the Company had in place agreements with bargaining units representing approximately 55% of the unionized workforce at ICRR, 95% at GTW and DWP, and 70% at CCP. These agreements have various durations, ranging from the end of 2001 to the end of 2004.

Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Regulation

The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the
CTA), under the Canada Transportation Act (Canada) (the Act), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the STB (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, including the Act, issued its report to the Minister of Transport at the end of June 2001. It was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes which, if adopted, would affect all modes of transportation, including rail. No assurance can be given that any decision by the federal government pursuant to the report's recommendations will not materially adversely affect the Company's financial position or results of operations.

Financial instruments

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues.

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties is regularly monitored.

The Company has an interest rate swap in place for a notional amount of U.S.$50 million (Cdn$76 million) resulting in effectively converting a fixed interest rate debt into a floating interest rate debt. As at June 30, 2001, there was no material change in the value of the swap.

The Company has a hedging program in place to mitigate the effects of fuel price changes on its operating margins and overall profitability. Various swap agreements are in place to mitigate the risk of fuel price volatility. To further reduce the earnings volatility resulting from variations in the price of fuel, the Company has adopted a systematic approach to its hedging activities, which calls for regularly entering into positions to cover a target percentage of future fuel consumption up to two years in advance.

The realized gains for the three months and six months ended June 30, 2001 were $2 million and $4 million, respectively. Hedging positions and credit standing of counterparties are monitored, and losses due to counterparty non-performance are not anticipated. As at June 30, 2001, the Company hedged approximately 44% of the estimated 2001 fuel consumption, 40% of the estimated 2002 fuel consumption and 7% of the estimated 2003 fuel consumption. Unrealized losses recorded in Other comprehensive income from the Company's fuel hedging activities were $5 million as at June 30, 2001.

Other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations. The Company's revenues are affected by prevailing economic conditions. Should an economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be affected.

In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (CANADIAN GAAP)
----------------------------------------------------------------------------
(In millions, except per share data)

                                                                             Three months ended                Six months ended
                                                                                   June 30                         June 30
                                                                          --------------------------       ------------------------

                                                                                 2001         2000                2001         2000
------------------------------------------------------------------- ----- ------------- ------------ ----- ------------- ----------
                                                                                                 (Unaudited)
Revenues                                                                       $1,392      $ 1,337            $  2,790      $ 2,716
------------------------------------------------------------------- ----- ------------- ------------ ----- ------------- ----------
------------------------------------------------------------------- ----- ------------- ------------ ----- ------------- ----------

Operating expenses excluding special charge                                     1,049          991               2,085        1,996

Special charge (Note 3)                                                            98            -                  98            -
------------------------------------------------------------------- ----- ------------- ------------ ----- ------------- ----------
------------------------------------------------------------------- ----- ------------- ------------ ----- ------------- ----------
Total operating expenses                                                        1,147          991               2,183        1,996

Operating income                                                                  245          346                 607          720

Interest expense                                                                 (74)          (73)              (149)         (146)

Other income (loss) (Note 4)                                                     (89)           15                  21          103
------------------------------------------------------------------- ----- ------------- ------------ ----- ------------- ----------

Income before income taxes                                                         82          288                 479          677

Income tax expense                                                               (42)         (101)              (168)         (240)
------------------------------------------------------------------- ----- ------------- ------------ ----- ------------- ----------

Net income                                                                       $ 40        $ 187               $ 311        $ 437
------------------------------------------------------------------- ----- ------------- ------------ ----- ------------- ----------

Earnings per share (Note 6)

   Basic earnings per share                                                    $ 0.19       $ 0.94              $ 1.59   $
                                                                                                                               2.18

   Diluted earnings per share                                                  $ 0.19       $ 0.92              $ 1.55   $
                                                                                                                               2.13

Weighted average number of shares

   Basic                                                                        192.0       195.3                191.7        197.7

   Diluted                                                                      200.9        203.2               200.4        205.2
------------------------------------------------------------------- ----- ------------- ------------ ----- ------------- ----------
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (CANADIAN GAAP)
------------------------------------------------------------------------------
(In millions)

                                                         Three months ended June 30                  Six months ended June 30
                                                    -------------------------------------      -------------------------------------
                                                                                Variance                                   Variance
                                                           2001        2000   Fav                    2001         2000  Fav (Unfav)
                                                                                 (Unfav)
--------------------------------------------------- ------------ ------------ ----------- ---- ------------ ----------- ------------
                                                                                        (Unaudited)
Revenues

Petroleum and chemicals                                       $            $        (1%)                 $  $                   2%
                                                            212          215                           443         434
Metals and minerals                                         117          104        13%                214         199          8%
Forest products                                             269          252         7%                514         502          2%
Coal                                                         88           87         1%                173         172          1%
Grain and fertilizers                                       275          250        10%                596         566          5%
Intermodal                                                  244          223         9%                481         432         11%
Automotive                                                  139          153        (9%)               266         301        (12%)
Other items                                                  48           53        (9%)               103         110         (6%)
--------------------------------------------------- ------------ ------------                  ------------ -----------
                                                          1,392        1,337         4%              2,790       2,716          3%

Operating expenses

Labor and fringe benefits                                   421          419          -                830         830           -
Purchased services                                          139          139          -                276         283          2%
Depreciation and amortization                               122          102       (20%)               230         212         (8%)
Fuel                                                        121          105       (15%)               264         215        (23%)
Equipment rents                                              77           71        (8%)               153         141         (9%)
Material                                                     72           59       (22%)               147         127        (16%)
Operating taxes                                              37           43        14%                 81          84          4%
Casualty and other                                           60           53       (13%)               104         104           -
Special charge (Note 3)                                      98            -      (100%)                98           -       (100%)
--------------------------------------------------- ------------ ------------                  ------------ -----------
--------------------------------------------------- ------------ ------------
                                                          1,147          991       (16%)             2,183       1,996         (9%)
--------------------------------------------------- ------------ ------------                  ------------ -----------

Operating income                                              $            $       (29%)                 $  $                 (16%)
                                                            245          346                           607         720
--------------------------------------------------- ------------ ------------ ----------- ---- ------------ ----------- ------------
--------------------------------------------------- ------------ ------------ ----------- ---- ------------ ----------- ------------

Operating ratio (excluding special charge)                75.4%        74.1%      (1.3)              74.7%       73.5%       (1.2)
--------------------------------------------------- ------------ ------------ ----------- ---- ------------ ----------- ------------
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET  (CANADIAN GAAP)
-----------------------------------------------------------------------------
(In millions)

                                                                                           June 30      December 31         June 30
                                                                                              2001             2000            2000
----------------------------------------------------------------------------------- --------------- ---------------- --------------
                                                                                       (Unaudited)                      (Unaudited)
Assets

Current assets:
     Cash and cash equivalents                                                                   $            $  19               $
                                                                                                30                               77
     Accounts receivable (Note 5)                                                              662              737             895
     Material and supplies                                                                     136              110             148
     Deferred income taxes                                                                     140              116             134
     Other                                                                                     141              143             180
----------------------------------------------------------------------------------- --------------- ---------------- --------------
                                                                                             1,109            1,125           1,434

Properties                                                                                  13,683           13,583          13,145
Other assets and deferred charges                                                              446              488             414
----------------------------------------------------------------------------------- --------------- ---------------- --------------

Total assets                                                                                                $15,196
                                                                                           $15,238                          $14,993
----------------------------------------------------------------------------------- --------------- ---------------- --------------

Liabilities and shareholders' equity

Current liabilities:
     Accounts payable and accrued charges                                                        $                $               $
                                                                                             1,268            1,393           1,330
     Current portion of long-term debt                                                         281              434             373
     Other                                                                                      69               76              73
----------------------------------------------------------------------------------- --------------- ---------------- --------------
                                                                                             1,618            1,903           1,776

Deferred income taxes                                                                        2,609            2,516           2,475
Other liabilities and deferred credits                                                       1,149            1,193           1,254
Long-term debt                                                                               3,873            3,886           3,964

Shareholders' equity:
     Common shares (Note 5)                                                                  3,169            3,124           3,165
     Convertible preferred securities                                                          327              327             327
     Contributed surplus                                                                       178              178             181
     Currency translation                                                                       77               61               7
     Retained earnings                                                                       2,238            2,008           1,844
----------------------------------------------------------------------------------- --------------- ---------------- --------------
                                                                                             5,989            5,698           5,524
----------------------------------------------------------------------------------- --------------- ---------------- --------------

Total liabilities and shareholders' equity                                                 $15,238          $15,196         $14,993
----------------------------------------------------------------------------------- --------------- ---------------- --------------
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CANADIAN GAAP)
-------------------------------------------------------------------------------
(In millions)

                                                                       Three months ended                  Six months ended
                                                                            June 30                             June 30
                                                                 -------------------------------    -------------------------------
                                                                                                     --------------- --------------

                                                                           2001            2000               2001            2000
------------------------------------------------------------ --- --------------- --------------- --- --------------- --------------
                                                             --- ------------------------------------------------------------------
                                                                                            (Unaudited)
Common shares (1)

Balance, beginning of period                                           $ 3,154         $ 3,225             $ 3,124         $ 3,311

  Stock options exercised                                                   15               7                  45               8

  Share repurchase program                                                   -             (67)                  -            (154)

------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------
------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------
Balance, end of period                                                 $ 3,169         $ 3,165             $ 3,169         $ 3,165
------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------
------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------

Convertible preferred securities (2)

------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------
------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------
Balance, beginning and end of period                                    $  327          $  327              $  327          $  327
------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------
------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------

Contributed surplus

Balance, beginning of period                                            $  178          $  185              $  178          $  190

  Share repurchase program                                                   -              (4)                  -              (9)

------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------
------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------
Balance, end of period                                                  $  178          $  181              $  178          $  181
------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------
------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------

Currency translation

------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------
------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------
Balance, end of period                                                   $  77            $  7               $  77             $  7
------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------
------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------

Retained earnings

Balance, beginning of period                                           $ 2,238         $ 1,795             $ 2,008         $ 1,687

  Net income                                                                40             187                 311             437

  Share repurchase program                                                   -            (100)                  -            (203)

  Dividends                                                                (40)            (38)                (81)            (77)

------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------
------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------
Balance, end of period                                                 $ 2,238         $ 1,844             $ 2,238         $ 1,844
------------------------------------------------------------ --- --------------- --------------- --- --------------- ---------------
See accompanying notes to consolidated financial statements.


(1) The Company issued 0.5 million and 1.6 million shares for the three and six months ended June 30, 2001, respectively, as a result of stock options exercised. At June 30, 2001, the Company had 192.2 million common shares outstanding.

(2) At June 30, 2001, the Company had 4.6 million convertible preferred securities outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (CANADIAN GAAP)
------------------------------------------------------------------------------
(In millions)

                                                                     Three months ended                     Six months ended
                                                                           June 30                               June 30
                                                                ------------------------------        ------------------------------
                                                                ----------- ----- ------------        ------------ ---- ------------

                                                                     2001               2000                2001              2000
--------------------------------------------------------------- ----------- ----- ------------ ------ ------------ ---- ------------
                                                                                               (Unaudited)
Operating activities

Net income                                                            $ 40             $ 187               $ 311              $ 437
Non-cash items in income:
     Depreciation and amortization                                     123               103                 233                215
     Deferred income taxes                                              11                53                  82                143
     Gain on sale of investments (Note 4)                                -                 -                (101)               (84)
     Write-down of investment (Note 4)                                  99                 -                  99                  -
     Special charge (Note 3)                                            98                 -                  98                  -
Changes in:
     Accounts receivable (Note 5)                                       51              (134)                 49                (88)
     Material and supplies                                              (1)               (5)                (26)               (31)
     Accounts payable and accrued charges                               46                18                (104)               (37)
     Other net current assets and liabilities                          (10)                3                  (3)               (69)
Payments for workforce reductions                                      (40)              (42)                (89)              (103)
Other                                                                  (42)               38                (112)                60
--------------------------------------------------------------- ------------ ---- ------------ ------ ------------ ---- -----------
Cash provided from operating activities                                375               221                 437                443
--------------------------------------------------------------- ------------ ---- ------------ ------ ------------ ---- -----------

Investing activities

Net additions to properties                                           (181)             (138)               (268)              (242)
Net proceeds from disposal of properties                                 7                10                   8                 24
Other                                                                    5                 -                 112                  -
--------------------------------------------------------------- ------------ ---- ------------ ------ ------------ ---- -----------
Cash used by investing activities                                     (169)             (128)               (148)              (218)
--------------------------------------------------------------- ------------ ---- ------------ ------ ------------ ---- -----------

Dividends paid to shareholders                                         (37)              (40)                (85)               (79)

Financing activities

Issuance of long-term debt                                             236               282                 504                282
Reduction of long-term debt                                           (430)             (261)               (742)              (302)
Issuance of common shares                                               15                 7                  45                  8
Repurchase of common shares (Note 5)                                     -              (186)                  -               (364)
--------------------------------------------------------------- ------------ ---- ------------ ------ ------------ ---- -----------
Cash used by financing activities                                     (179)             (158)               (193)              (376)
--------------------------------------------------------------- ------------ ---- ------------ ------ ------------ ---- -----------


Net increase (decrease) in cash and cash equivalents                   (10)             (105)                 11               (230)

Cash and cash equivalents, beginning of period                          40               182                  19                307
--------------------------------------------------------------- ------------ ---- ------------ ------ ------------ ---- -----------

Cash and cash equivalents, end of period                        $                 $                   $                           $
                                                                        30                77                  30                 77
--------------------------------------------------------------- ------------ ---- ------------ ------ ------------ ---- -----------
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)
------------------------------------------------------------------------------

Note 1 - Basis of presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company's financial position as at June 30, 2001, December 31 and June 30, 2000, its results of operations and cash flows for the three and six months ended June 30, 2001 and 2000.

While management believes that the disclosures presented are adequate to make the information not misleading, these consolidated financial statements and notes should be read in conjunction with the Company's Annual Consolidated Financial Statements.

Note 2 - Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and Wisconsin Central Transportation Corporation (WC) entered into a merger agreement (the Merger), providing for the acquisition of all of the shares of WC by the Company for a purchase price of approximately $1,200 million (U.S.$800 million or U.S.$17.15 per share) payable in cash. The acquisition will be financed by debt and cash on hand.

The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. In accordance with the terms of the Merger, the Company's obligation to consummate the Merger is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the Merger or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the Merger to the Company.

On April 9, 2001, the Company and WC filed a common control application with the STB seeking regulatory approval of the proposed Merger. On May 9, 2001, the STB ruled that the proposed Merger would be treated as a "minor" transaction for regulatory review purposes. The STB has established a schedule anticipating a final agency decision by September 7, 2001, if no environmental assessment is required and if there is no oral argument.

If the acquisition is completed, the Company will account for the acquisition of WC using the purchase method of accounting. Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire the WC shares based on the relative fair values of the assets and liabilities of WC. The results of operations of the Company will reflect the effects of the acquisition following the consummation of the Merger.

Note 3 - Special charge

The Company recorded a charge of $98 million, $62 million after tax, in the second quarter of 2001 for the reduction of 690 positions by the end of 2002. The charge includes severance and other payments to be made to affected employees.

Note 4 - Other income (loss)

In June 2001, the Company recorded a charge of $99 million, $77 million after tax, to write down its net investment in 360networks Inc. In March 2000, the Company had recorded a gain of $84 million, $58 million after tax, related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

In the first quarter of 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) and recorded a gain of $101 million, $82 million after tax. The DRT is a 1.6-mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

Note 5 - Financing activities

On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At June 30, 2001, the Company had not repurchased any common shares under the share repurchase program.

In 1998, the Company entered into a five-year revolving agreement to sell eligible freight trade receivables up to a maximum of $250 million of receivables outstanding at any point in time. At June 30, 2001, pursuant to the agreement, $147 million and U.S.$40 million (Cdn$62 million) had been sold on a limited recourse basis compared to $147 million and U.S.$40 million (Cdn$61 million) at December 31, 2000.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)
----------------------------------------------------------------------------

Note 6 - Net income and earnings per share

Net income for 2001 and 2000 include items of a non-recurring nature as outlined in the following table:

                                                                           Three months ended           Six months ended
                                                                                June 30                     June 30
                                                                       --------------------------- ---------------------------
                                                                       ------------- ------------- ------------- -------------

                                                                            2001          2000          2001          2000
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
---------------------------------------------------------------------- -- ----------------------------------------------------
(In millions)                                                                                 (Unaudited)
Income before income taxes, excluding non-recurring items                    $ 279         $ 288         $ 575         $ 593
Income tax expense                                                            (100)         (101)         (207)         (214)
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
Net income, excluding non-recurring items                                      179           187           368           379

Non-recurring items, net of tax:
    Special charge for workforce reductions                                                    -                           -
                                                                               (62)                        (62)
    Write-down of net investment in 360networks Inc.                                           -                           -
                                                                               (77)                        (77)
    Gain on sale of Detroit River Tunnel Company                                 -             -            82             -
    Gain on 360networks Inc. transaction                                         -             -             -            58
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
                                                                                               -                          58
                                                                           (139)                           (57)

Net income                                                                    $ 40         $ 187         $ 311         $ 437

---------------------------------------------------------------------- ------------- ------------- ------------- -------------

The following table provides a reconciliation between basic and diluted earnings per share:

                                                                           Three months ended           Six months ended
                                                                                June 30                     June 30
                                                                       --------------------------- ---------------------------
                                                                       ------------- ------------- ------------- -------------

                                                                            2001          2000          2001          2000
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
---------------------------------------------------------------------- -------------------------------------------------------
(In millions, except per share data)                                                          (Unaudited)
Net income                                                                    $ 40         $ 187         $ 311         $ 437
Dividends on convertible preferred securities                                   (3)           (3)           (6)           (6)
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
Income used for basic earnings per share                                      $ 37         $ 184         $ 305         $ 431

Weighted-average shares outstanding                                          192.0         195.3        191.7         197.7
Effect of dilutive securities and stock options                                8.9           7.9          8.7           7.5
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
Weighted-average diluted shares outstanding                                  200.9         203.2        200.4         205.2

Basic earnings per share                                                    $ 0.19        $ 0.94       $ 1.59        $ 2.18
Diluted earnings per share                                                  $ 0.19        $ 0.92       $ 1.55        $ 2.13
---------------------------------------------------------------------- ------------- ------------- ------------- -------------

In December 2000, the Company early adopted the CICA's recommendations related to the presentation of earnings per share. The new standard requires restatement of prior period comparative information.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (CANADIAN GAAP)
------------------------------------------------------------------------------

                                                                             Three months ended               Six months ended
                                                                                  June 30                          June 30
                                                                         ---------------------------      --------------------------

                                                                                 2001          2000              2001         2000
------------------------------------------------------------------- ---- ------------- ------------- ---- ------------- ------------
                                                                                                 (Unaudited)
Rail operations

Freight revenues ($ millions)                                                   1,344         1,284             2,687        2,606
Gross ton miles (millions)                                                     73,077        70,693           147,455      144,298
Revenue ton miles (RTM) (millions)                                             38,104        36,537            77,358       75,122
Route miles (includes Canada and the U.S.)                                     15,479        15,649            15,479       15,649
Operating expenses per RTM (cents) *                                             2.75          2.71              2.70         2.66
Freight revenue per RTM (cents)                                                  3.53          3.51              3.47         3.47
Carloads (thousands)                                                              947           939             1,899        1,891
Freight revenue per carload ($)                                                 1,419         1,367             1,415        1,378
Diesel fuel consumed (Liters in millions)                                         328           315               682          659
Average fuel price ($/Liter)                                                     0.36          0.32              0.37         0.31
Revenue ton miles per liter of fuel consumed                                      116           116               113          114
Gross ton miles per liter of fuel consumed                                        223           224               216          219
Diesel fuel consumed (U.S. gallons in millions)                                    87            83               180          174
Average fuel price ($/U.S. gallon)                                               1.30          1.19              1.36         1.18
Revenue ton miles per U.S. gallon of fuel consumed                                438           440               430          432
Gross ton miles per U.S. gallon of fuel consumed                                  840           852               819          829
Locomotive bad order ratio (%)                                                    6.4           6.0               6.6          6.3
Freight car bad order ratio (%)                                                   5.4           4.6               5.9          5.2

------------------------------------------------------------------- ---- ------------- ------------- ---- ------------- ------------

Productivity

Operating ratio (%) *                                                            75.4          74.1              74.7         73.5
Freight revenue per route mile ($ thousands)                                       87            82               174          167
Revenue ton miles per route mile (thousands)                                    2,462         2,335             4,998        4,800
Freight revenue per average number of employees ($ thousands)                      60            57               122          117
Revenue ton miles per average number of employees (thousands)                   1,694         1,616             3,509        3,387

------------------------------------------------------------------- ---- ------------- ------------- ---- ------------- ------------

Employees

Number at end of period                                                        22,817        22,987            22,817       22,987
Average number during period                                                   22,499        22,603            22,047       22,180
Labor and fringe benefits expense per RTM (cents)                                1.10          1.15              1.07         1.10
Injury frequency rate per 200,000 person hours                                    4.0           5.8               4.3          6.1
Accident rate per million train miles                                             2.0           2.8               1.8          2.6

------------------------------------------------------------------- ---- ------------- ------------- ---- ------------- ------------

Financial

Debt to total capitalization ratio (% at end of period)                          41.0          44.0               41.0        44.0
Return on assets (% at end of period)                                             0.6           1.5                2.6         3.5

------------------------------------------------------------------- ---- ------------- ------------- ---- ------------- ------------
*   2001 figures exclude special charge.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (CANADIAN GAAP)
------------------------------------------------------------------------------

                                                         Three months ended June 30                 Six months ended June 30
                                                    --------------------------------------     ------------------------------------
                                                                                 Variance                                 Variance
                                                           2001         2000  Fav (Unfav)            2001         2000  Fav (Unfav)
--------------------------------------------------- ------------ ------------ ------------ --- ----------- ------------ ------------
                                                                                      (Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals                                   5,745        6,027         (5%)          12,118       12,237        (1%)
Metals and minerals                                       2,736        2,614          5%            5,094        4,837
                                                                                                                               5%
Forest products                                           7,521        7,344          2%           14,506       14,519          -
Coal                                                      4,058        4,007          1%            7,994        8,254        (3%)
Grain and fertilizers                                    10,492        9,413         11%            22,951      21,416         7%
Intermodal                                                6,773        6,264                        13,205      12,144         9%
                                                                                      8%
Automotive                                                  779          868        (10%)            1,490       1,715       (13%)
                                                                                                                        -----------
--------------------------------------------------- ------------ ------------ ------------ --- ----------- ------------
                                                         38,104       36,537          4%           77,358       75,122         3%

Freight revenue / RTM (cents)

Petroleum and chemicals                                    3.69         3.57          3%             3.66         3.55         3%
Metals and minerals                                        4.28         3.98          8%             4.20         4.11         2%
Forest products                                            3.58         3.43          4%             3.54         3.46         2%
Coal                                                       2.17         2.17           -             2.16         2.08         4%
Grain and fertilizers                                      2.62         2.66         (2%)            2.60         2.64
                                                                                                                              (2%)
Intermodal                                                 3.60         3.56          1%             3.64         3.56         2%
Automotive                                                17.84        17.63          1%            17.85        17.55         2%
Total                                                      3.53         3.51          1%             3.47         3.47          -
--------------------------------------------------- ------------ ------------ ------------ --- ----------- ------------ -----------

Carloads (thousands)

Petroleum and chemicals                                     123          126         (2%)             257          254         1%
Metals and minerals                                          67           70         (4%)             126          133        (5%)
Forest products                                             124          123          1%              243          246        (1%)
Coal                                                        128          127          1%              266          262
                                                                                                                               2%
Grain and fertilizers                                       144          128         13%              298          277         8%
Intermodal                                                  282          278          1%              555          544         2%
Automotive                                                   79           87         (9%)             154          175       (12%)
--------------------------------------------------- ------------ ------------ ------------ --- ----------- ------------ -----------
                                                            947          939          1%            1,899        1,891          -

Freight revenue / carload (dollars)

Petroleum and chemicals                                   1,724        1,706          1%            1,724        1,709         1%
Metals and minerals                                       1,746        1,486         17%            1,698        1,496
                                                                                                                              14%
Forest products                                           2,169        2,049          6%            2,115        2,041
                                                                                                                               4%
Coal                                                        688          685           -              650          656        (1%)
Grain and fertilizers                                     1,910        1,953         (2%)           2,000        2,043
                                                                                                                              (2%)
Intermodal                                                  865          802          8%              867          794
                                                                                                                               9%
Automotive                                                1,759        1,759                        1,727        1,720          -
                                                                                       -
Total                                                     1,419        1,367                        1,415        1,378
                                                                                      4%                                       3%
--------------------------------------------------- ------------ ------------ ------------ --- ----------- ------------ -----------

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
------------------------------------------------------------------------------


Management's discussion and analysis relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation and Illinois Central Corporation. As used herein, the word "Company" means, as the context requires, CN and its subsidiaries. CN's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). The Company also prepares consolidated financial statements in accordance with U.S. GAAP, which are included in this document. The U.S. GAAP financial statements are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, foreign exchange, stock-based compensation, derivative instruments, and convertible preferred securities.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
-----------------------------------------------------------------------------

FINANCIAL RESULTS

Second quarter and first six months of 2001 compared with corresponding periods in 2000
-------------------------------------------------------------------------------

The Company recorded consolidated net income of $40 million ($0.19 per basic and diluted share) for the quarter ended June 30, 2001 compared to consolidated net income of $187 million ($0.94 per basic share or $0.92 per diluted share) in the second quarter of 2000. The consolidated net income for the six months ended June 30, 2001 was $311 million ($1.59 per basic share or $1.55 per diluted share) compared to $437 million ($2.18 per basic share or $2.13 per diluted share) in the same period of 2000.

Operating income was $245 million for the three months ended June 30, 2001 compared to $346 million in the second quarter of 2000. For the first half of the year, operating income was $607 million compared to $720 million in the same period of 2000.

The Company's results for both 2001 and 2000 include items of a non-recurring nature. In the second quarter of 2001, the Company recorded a special charge for workforce reductions of $98 million, $62 million after tax ($0.32 per basic share or $0.31 per diluted share) and a charge to write down its net investment in 360networks Inc. of $99 million, $77 million after tax ($0.41 per basic share or $0.39 per diluted share). In the first quarter of 2001, the Company recorded a gain of $101 million, $82 million after tax ($0.43 per basic share or $0.41 per diluted share) related to the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT). In the first quarter of 2000, the Company recorded a gain of $84 million, $58 million after tax ($0.29 per basic share or $0.28 per diluted share) related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

Excluding the effects of the items discussed above, consolidated net income for the second quarter was $179 million ($0.92 per basic share or $0.89 per diluted share) compared to $187 million ($0.94 per basic share or $0.92 per diluted share) for the comparable 2000 period, a decrease of $8 million ($0.02 per basic share and $0.03 per diluted share). Consolidated net income, excluding non-recurring items, for the six months ended June 30, 2001 was $368 million ($1.89 per basic share or $1.84 per diluted share), compared to $379 million ($1.89 per basic share or $1.85 per diluted share) in the same 2000 period, a decrease of $11 million ($0.01 per diluted share).

Operating income, excluding the special charge, was $343 million for the three months ended June 30, 2001 compared to $346 million in the same period of 2000, a decrease of $3 million, or 1%. The operating ratio, excluding the special charge, increased to 75.4% in the current quarter from 74.1% in the second quarter of 2000, a 1.3-point increase. Excluding the special charge, operating income for the six-month period ended June 30, 2001 decreased by $15 million, or 2%, to $705 million. The six-month operating ratio, excluding the special charge, increased to 74.7% in 2001 from 73.5% in 2000, a 1.2-point increase.

Revenues

Revenues for the second quarter ended June 30, 2001 totaled $1,392 million compared to $1,337 million in the comparable 2000 period, an increase of $55 million, or 4%. Revenues for the six months ended June 30, 2001 were $2,790 million, an increase of $74 million, or 3%, from the same period last year. The increase in the quarter was mainly due to higher revenues in grain and fertilizers, intermodal and forest products and the impact of the weaker Canadian dollar on U.S. dollar denominated revenues. Partially offsetting these increases were lower automotive revenues.

Revenue ton miles increased by 4% in the quarter and by 3% in the six-month period when compared to the same periods last year. Revenue per revenue ton mile increased by 1% for the current quarter and remained unchanged for the six-month period, when compared to the same periods in 2000.

Petroleum and chemicals: Revenues decreased by $3 million, or 1%, for the quarter and increased by $9 million, or 2%, for the first six months when compared to the same periods last year. In the second quarter, weak sulfur demand and softening market conditions for chemical products more than offset strong shipments of petroleum products and gains from a weaker Canadian dollar. First half revenue growth was driven by strong demand for petroleum products due to higher natural gas prices, increased salt traffic due to colder weather conditions and the effect of the weaker Canadian dollar. These increases were partially offset by a decline in sulfur traffic due to weak international market conditions. The 3% increase in revenue per revenue ton mile for both the quarter and the first six months, was mainly attributable to the weaker Canadian dollar and a decrease in the average length of haul.

Metals and minerals: Revenues increased by $13 million, or 13%, for the quarter and $15 million, or 8%, for the first six months, when compared to the same 2000 periods. Growth during the second quarter and the first half of the year was driven by strong Canadian aluminum exports to the U.S., in line with weaker U.S. production, and market share gains in steel, ores and concentrates. Significant weakness in the steel markets continued to partially offset overall growth. The revenue per revenue ton mile increase of 8% in the quarter and 2% in the first half was mainly due to a shift in traffic mix as well as the effect of the weaker Canadian dollar.

Forest products: Revenues increased by $17 million, or 7%, for the quarter and $12 million, or 2%, for the first six months, when compared to the corresponding periods in 2000. Growth in the second quarter was driven by lumber and panels traffic due to strong commodity prices and low inventory levels, and new plant production in the panels segment. First half growth reflects strong demand and new production in the panels segment, and the effect of the weaker Canadian dollar. The increase in revenue per revenue ton mile of 4% for the quarter and 2% for the first half was mainly due to the weaker Canadian dollar.

Coal: Revenues increased by $1 million, or 1%, for both the quarter and the first six months when compared to 2000. Strong demand for thermal coal in the second quarter and the first half of 2001 was mostly offset by reduced Canadian export coal traffic due to the closure of some CN-served mines in 2000. The revenue per revenue ton mile was flat in the quarter but increased by 4% for the six-month period reflecting a shift to shorter haul traffic.

Grain and fertilizers: Revenues increased by $25 million, or 10%, for the quarter and $30 million, or 5%, for the first six months, when compared to the respective periods in 2000. The second quarter increase was driven by significantly higher wheat shipments to the U.S and Eastern Canada, strong canola exports through Vancouver and increased soybean and corn exports through the Gulf of Mexico. Growth in the first six months was mainly driven by higher exports of canola and soybeans, increased shipments of wheat to the U.S. and Eastern Canada and the weaker Canadian dollar. Partially offsetting these gains were lower fertilizer shipments due to decreased U.S. demand. The 2% decrease in revenue per revenue ton mile in the quarter and the first half was mainly due to a decline in grain rates in Canada.

Intermodal: Revenues for the quarter and first six months increased by $21 million, or 9%, and $49 million, or 11%, respectively, when compared to 2000. Both domestic and international traffic experienced strong growth in the second quarter and in the first six months. Market share gains from new service offerings continued to drive domestic traffic. Strong growth in international traffic was mainly due to market share gains and continued strength in container trade. Revenue per revenue ton mile increased by 1% in the second quarter and 2% year-to-date, due to rate increases and the effect of the weaker Canadian dollar, partially offset by a shift to longer haul traffic.

Automotive: Revenues for the quarter and six-month period ended June 30, 2001, decreased by $14 million, or 9%, and $35 million, or 12%, respectively, from the same periods in 2000. Weakness in North American vehicle sales led to temporary plant shutdowns and impacted shipments of both vehicles and parts in the current quarter and first half of 2001. One-time gains last year also contributed to the year over year decline. The increase in revenue per revenue ton mile of 1% in the second quarter and 2% for the first half, was mainly due to the impact of the weaker Canadian dollar partially offset by an increase in the average length of haul.

Operating expenses

In the second quarter of 2001, total operating expenses amounted to $1,147 million compared to $991 million in the same 2000 quarter. Operating expenses for the first half of 2001 were $2,183 million compared to $1,996 million in the same period of 2000. Increases in the second quarter and the first six months of 2001 were mainly due to the special charge, increased depreciation expense and higher costs for fuel and material, partially offset by lower expenses in operating taxes. Excluding the special charge for workforce reductions of $98 million, total operating expenses for the second quarter were $1,049 million, an increase of $58 million, or 6% from the comparable quarter in 2000. Operating expenses, excluding the special charge, for the first half of 2001 amounted to $2,085 million, an increase of $89 million, or 4%, from the comparable six-month period in 2000.

Labor and fringe benefits: Labor and fringe benefit expenses in 2001 increased by $2 million for the second quarter and remained unchanged for the first half when compared to the same 2000 periods. The increase in the quarter was mainly attributable to higher wages and the impact of the weaker Canadian dollar on U.S. denominated expenses, partially offset by lower pension related expenses. In the first half of the year, lower pension related expenses were offset by higher wages and the impact of the weaker Canadian dollar on U.S. denominated expenses.

Purchased services: The costs of purchased services remained unchanged for the quarter and decreased by $7 million, or 2%, for the six-month period ended June 30, 2001 when compared to the corresponding periods of 2000. The decrease in the first six months of 2001 was mainly due to one-time consulting and professional fees related to a proposed combination in 2000, partially offset by higher utility and equipment repair expenses.

Depreciation and amortization: Depreciation and amortization expense for the quarter and six months ended June 30, 2001, increased by $20 million, or 20%, and $18 million, or 8%, respectively, from the comparable 2000 periods. The increase was due to capital additions.
Fuel: The increase in the current quarter of $16 million, or 15%, and $49 million, or 23%, in the six months ended June 30, 2001, was primarily due to an increase in the average fuel price and increased traffic volumes.

Equipment rents: These expenses increased by $6 million, or 8%, in the current quarter and $12 million, or 9%, for the first half of the year, when compared to the same periods in 2000. The increase was attributable to lower lease and offline car hire income and higher long-term lease expenses, partly offset by lower private car mileage payments.

Material: For the quarter and six months ended June 30, 2001, material costs increased by $13 million, or 22%, and $20 million, or 16%, respectively, from the comparable periods in 2000, mainly as a result of increased locomotive and car maintenance.

Operating taxes: Operating taxes decreased by $6 million, or 14%, during the second quarter of 2001 and by $3 million, or 4%, during the six-month period ended June 30, 2001 when compared to the corresponding periods in 2000, mainly due to provincial sales tax recoveries in 2001, partially offset by higher provincial capital taxes.

Casualty and other: These expenses increased by $7 million, or 13%, in the current quarter and remained unchanged for the first six months of 2001 when compared to the corresponding 2000 periods. The increase in the quarter was mainly due to higher expenses for environmental matters.

Other

Interest expense: Interest costs for the current quarter increased by $1 million from the comparable quarter and increased by $3 million in the first six months of 2001 versus the equivalent 2000 period. The increase was mainly due to the impact of the weaker Canadian dollar on the Company's interest payments on U.S. dollar denominated long-term debt.

Other income: The Company recorded a loss of $89 million for the three months ended June 30, 2001 compared to income of $15 million for the second quarter of 2000. Other income for the six months ended June 30, 2001 was $21 million compared to $103 million in the same 2000 period. Included in the second quarter of 2001 is a charge of $99 million to write down the Company's net investment in 360networks Inc. which was prompted by 360networks Inc.'s court filings for protection from creditors. The results for the six-month period ended June 30, 2001 included a one-time gain of $101 million related to the sale of the Company's 50 per cent interest in DRT. The comparative six-month period in 2000 included an $84 million gain related to the 360networks Inc. transaction.

Income tax expense: The Company recorded an income tax expense of $42 million for the current quarter and $101 million for the corresponding period in 2000. Income tax expense was $168 million for the six months ended June 30, 2001 and $240 million for the comparable 2000 period. Excluding non-recurring items, the effective tax rate for the quarter and the six-month period ended June 30, 2001 was 35.8% and 36.0%, respectively. The effective tax rate for the quarter and six months ended June 30, 2000 was 35.1% and 36.1%, respectively, excluding the non-recurring item in the first quarter of 2000.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities: Cash provided from operating activities was $375 million and $437 million for the three and six months ended June 30, 2001, respectively, compared to $221 million and $443 million for the comparable 2000 periods. Net income, excluding non-cash items, generated cash of $371 million for the current quarter and $722 million for the six months ended June 30, 2001, compared to $343 million and $711 million in the corresponding 2000 periods. A portion of the cash generated in the first six months of 2001 and 2000 was consumed by an increase in working capital in addition to payments with respect to workforce reductions of $89 million and $103 million, respectively. The provision for workforce reductions amounted to $522 million as at June 30, 2001.

Investing activities: Cash used by investing activities in the current quarter and for the first six months of 2001 amounted to $169 million and $148 million, respectively, compared to $128 million and $218 million for the comparable periods in 2000. Proceeds from the sale of DRT amounted to $112 million for the six months ended June 30, 2001. Capital expenditures amounted to $181 million and $268 million in the three and six months ended June 30, 2001, respectively, an increase of $43 million and $26 million from the same 2000 periods. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

Dividends: The Company paid dividends totaling $37 million and $85 million for the three and six months ended June 30, 2001, respectively, at the rate of $0.195 per share on the common shares and 5.25% per year on the convertible preferred securities. For the comparable 2000 periods, the Company paid $40 million and $79 million, respectively, to its shareholders at a rate of $0.175 per share on the common shares and 5.25% per year on the convertible preferred securities.

Financing activities: Cash used by financing activities totaled $179 million for the current quarter and $193 million for the six months ended June 30, 2001 compared to $158 million and $376 million in the same periods of 2000. In the three and six months ended June 30, 2000, $186 million and $364 million, respectively, was used to repurchase common shares as part of the share repurchase program.


ACQUISITION OF WISCONSIN CENTRAL TRANSPORTATION CORPORATION

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and Wisconsin Central Transportation Corporation (WC) entered into a merger agreement (the Merger), providing for the acquisition of all of the shares of WC by the Company for a purchase price of approximately $1,200 million (U.S.$800 million or U.S.$17.15 per share) payable in cash. The acquisition will be financed by debt and cash on hand.

The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. In accordance with the terms of the Merger, the Company's obligation to consummate the Merger is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the Merger or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the Merger to the Company.

On April 9, 2001, the Company and WC filed a common control application with the STB seeking regulatory approval of the proposed Merger. On May 9, 2001, the STB ruled that the proposed Merger would be treated as a "minor" transaction for regulatory review purposes. The STB has established a schedule anticipating a final agency decision by September 7, 2001, if no environmental assessment is required and if there is no oral argument.

If approved by the STB, the Merger will involve the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that the Company and WC will be able to coordinate their businesses without encountering operational difficulties or experiencing the loss of key CN or WC employees or customers, or that there will be realization of rail services and other efficiencies that are expected to be derived from the Merger.

If the acquisition is completed, the Company will account for the acquisition of WC using the purchase method of accounting. Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire the WC shares based on the relative fair values of the assets and liabilities of WC. The results of operations of the Company will reflect the effects of the acquisition following the consummation of the Merger.

SHARE REPURCHASE PROGRAM

On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At June 30, 2001, the Company had not repurchased any common shares under the share repurchase program.

BUSINESS RISKS

Certain information included in this report may be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the U.S.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in Eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

In recent years, there has been significant consolidation of rail systems in the U.S. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.


Environment

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air, discharges into waters, the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials, decommissioning of underground and aboveground storage tanks, and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations, real estate ownership, operation or control and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railway operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred in the next several years for environmental matters, its ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, no assurance can be given that the Company will not incur material environmental liabilities in the future.

As at June 30, 2001, the Company had aggregate accruals for environmental costs of $86 million ($85 million at December 31, 2000). The Company has not included any reduction in costs for anticipated recovery from insurance.

Legal actions

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to contractual obligations, personal injuries, damage to property and environmental matters. The Company maintains provisions for such items, which it considers to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2001 cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Labor negotiations

Labor agreements with all Canadian unions expired on December 31, 2000. By July 2001, the Company had achieved ratified settlements with four of the labor organizations representing 9,200 of the Company's approximately 14,350 Canadian unionized employees: the Brotherhood of Maintenance of Way Employees, the Canadian National Railway Police Association, the International Brotherhood of Electrical Workers and the Canadian Auto Workers. These agreements are for a three-year period effective until December 31, 2003.

The Company reached an agreement with the Canadian Council of Railway Operating Unions (approximately 4,900 employees) on May 13, 2001. This agreement is subject to ratification, with the results to be known by mid-August 2001. The Company and the Rail Canada Traffic Controllers (RCTC) (approximately 250 employees) had applied for and have now been released from conciliation. However, the RCTC cannot take any strike action until the Canada Industrial Relations Board has rendered a decision as to whether commuter and selected passenger services are considered essential activities as defined by the Canada Labour Code. A decision is expected by mid-September 2001 and until such time, the status quo prevails.

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. For several years now, Grand Trunk Western (GTW), Duluth Winnipeg and Pacific (DWP), ICRR and CCP Holdings, Inc.
(CCP) have bargained on a local basis rather than holding national, industry wide negotiations. Local negotiations result in settlements that better address both the employees' concerns and preferences and the railways' actual operating environment. There are risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention, making an extended work stoppage more likely. The Company's management believes the potential mutual benefits of local bargaining outweigh the risks.

As of July 2001, the Company had in place agreements with bargaining units representing approximately 55% of the unionized workforce at ICRR, 95% at GTW and DWP, and 70% at CCP. These agreements have various durations, ranging from the end of 2001 to the end of 2004.

Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.


Regulation

The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the
CTA), under the Canada Transportation Act (Canada) (the Act), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the STB (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, including the Act, issued its report to the Minister of Transport at the end of June 2001. It was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes which, if adopted, would affect all modes of transportation, including rail. No assurance can be given that any decision by the federal government pursuant to the report's recommendations will not materially adversely affect the Company's financial position or results of operations.

Financial instruments

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues.

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties is regularly monitored.

The Company has an interest rate swap in place for a notional amount of U.S.$50 million (Cdn$76 million) resulting in effectively converting a fixed interest rate debt into a floating interest rate debt. As at June 30, 2001, there was no material change in the value of the swap.

The Company has a hedging program in place to mitigate the effects of fuel price changes on its operating margins and overall profitability. Various swap agreements are in place to mitigate the risk of fuel price volatility. To further reduce the earnings volatility resulting from variations in the price of fuel, the Company has adopted a systematic approach to its hedging activities, which calls for regularly entering into positions to cover a target percentage of future fuel consumption up to two years in advance.

The realized gains for the three months and six months ended June 30, 2001 were $2 million and $4 million, respectively. Hedging positions and credit standing of counterparties are monitored, and losses due to counterparty non-performance are not anticipated. As at June 30, 2001, the Company hedged approximately 44% of the estimated 2001 fuel consumption, 40% of the estimated 2002 fuel consumption and 7% of the estimated 2003 fuel consumption. Unrealized losses from the Company's fuel hedging activities were $5 million as at June 30, 2001.

Other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations. The Company's revenues are affected by prevailing economic conditions. Should an economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be affected.

In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.